Exhibit 4.129

Lease Agreement on

Room 1-12, 8/F, Office Building W3, Trade City, Oriental Plaza,

NO.1 East Chang’an Street, Dongcheng District, Beijing

By

Beijing Oriental Plaza Company Limited

And

Beijing Super Channel Network Co., Ltd.

December 20, 2006

The contract is signed by the two parties on MM/DD/2006.

The parties to the contract:

(1)	Lessor: name and basic information see the first part of the Schedule (in this leasing Agreement, “lessor” includes its successor and transferee); and

(2)	Lessee: name and basic information see the first part of the Schedule

Lessor and Lessee have reached an agreement that:

1.	According to the terms and conditions of this Agreement, lessor and lessee agree to the leasing of the units (see the second part of the Schedule) which are located in the Trade City, Oriental Plaza, NO.1 East Chang’an Street, Dongcheng District, Beijing, PRC. The leasing premises also include fixtures, fittings and furniture which are attached to the leased premises (see Appendix 4). The tenancy period is specified in the third part of the Schedule. The total amount of rents and management fees which should be paid by lessee is listed in the forth part of the Schedule.

2.	The General Terms listed in the Schedule and Appendix 1, the Special Terms aiming at modifying and editing the general terms listed in Appendix 2, and other appendixes which are manifestly attached to the Agreement, all constitute parts of the leasing Agreement.

Schedule

This schedule specifies the details of this Agreement. Unless otherwise denoted, the wording in this Agreement should be the same as that in this schedule.

Part 1 Parties

Lessor: Beijing Oriental Plaza Company Limited

Address: NO.1 East Chang’an Street, Dongcheng District, Beijing (100738)

Lessee: Beijing Super Channel Network Co.,Ltd.

Address: Room 605, Building C of No. 18, South Xihuan Road, Beijing Economic-Technological Development Area

Part 2 Leasing Units

Leasing Units: Room 1-12, 8/F of the leased building (for easy recognition, it is marked in red on the map of Appendix 3)

Location: W3 office building, Trade City, Oriental Plaza

Floor Area: about 3074 sqm (The floor area is only for reference. It includes usable area of the leasing unit, the inside structure shared according to the floor area, the area occupied by machinery and other fixtures and the public facilities areas)

Part 3 Tenancy Period

Tenancy Period: 3 years (includes date of start and date of expiry)

Date of Start: December 15, 2006

Date of Expiry: December 14, 2009

Part 4 Rent and Management Fee

Rent: The monthly rent is RMB 439,582.00, paid according to the stipulation of the Agreement.

Management Fee: The monthly fee is RMB 96,831.00, paid according to the stipulation of the Agreement.

Part 5 Leasing Deposit and Advance Payment

Leasing Deposit: Lessee should pay RMB 1,609,239.00 as cash deposit.

Advance Payment: Lessee should pay RMB 830,574.97 as rent and management fee covering the period from December 15, 2006 to January 31, 2007.

Lessor: Beijing Oriental Plaza Company Limited

Legal Representative: Gan Qinglin

Sign:

Seal:

Office Address: 12/F, Middle 2 Office Building, Trade City, Oriental Plaza, NO.1 East Chang’an Street, Dongcheng District, Beijing.

Phone: 8518 8888

Fax: 8518 6021

Lessee: Beijing Super Channel Network Co.,Ltd.

Legal Representative: Lu Falan

Sign:
Seal:

Office Address: Room 605, Building C of No. 18, South Xihuan Road, Beijing Economic-Technological Development Area

Phone:
Fax:
Post Code:

Appendixes:

Appendix 1: general terms

Appendix 2: special terms

Appendix 3: leasing units plan

Appendix 4: fixtures and fittings

Appendix 1: General Terms

Article 1: Rent, Management Fee and other Fees

Within the whole tenancy period, lessee should promise to lessor and agree on the following issues:

1.1	Rent and Management Fee: Lessee should pay on the first working day of each month in the way listed in the Schedule by check payable at sight. The check’s title should be either “Beijing Oriental Plaza Co., Ltd.” or “ .” Or lessee can use cash remittance or bank transfer all the rents, management fee and bank charges to the account specifically appointed in written form by lessor. Lessee should not make any deduction to the total fee payable to lessor. In case when the date of start is not the first date of a month or the date of expiry is not the last date of a month, the fee payable each month should be counted on the basis of the exact renting dates. The management fee includes, but is not limited to the following fees offered by lessor and/or real estate manager: central air-conditioning fee, heating fee, sanitation maintenance fee (including sewage disposal fee, but lessee should take responsibility for its own business or commercial garbage), public service installation and maintenance fee, public water, electric and communication supply fee, public responsibility insurance fee, fire insurance and other insurance related to the management of public safety, security guards’ and other real estate management personnel’s salary and welfare, and other management fees which should be shared by lessee. Lessor is entitled to routinely editing the management fee budget. The adjustment of management fee should be issued in written form and it will take effect from the date stated on the notice.

1.2	Advance Payment: Lessee should pay lessor the advance payment listed in the Schedule, when the two parties sign the Agreement. The advance payment is (1) one month’s rent and management fee; (2) if the date of start is not the first day of a month, the rent and management fee should be paid according to the actual renting date of that month.

1.3	Tax and Fees: According to laws and regulations, lessee should pay all the tax and other fees which are levied on the leasing units, lessee or the occupier of the units. When lessor reasonably requires, lessee should show the receipts and other documents of payment to lessor.

1.4	Other Fees: lessee should take responsibility for all the telephone service fee, internet fee, telecommunication fee, electric power fee and other fees related to the leasing units.

Article 2: Obligations of Lessee

Within the whole tenancy period, lessee should promise to lessor and agree on the following issues:

2.1	Obey laws and regulations: Lessee should obey laws and regulations concerning the usage and occupation of the leasing units, and the activities of the lessee, its employees, delegates, contractors, visitors, and customers within the leasing units. If lessee does not obey the aforesaid rules and bring loss to the lessor, lessee should pay damage to lessor for these losses. Lessee should obtain relevant approval from the government for using and occupying the leasing units and maintain the effectiveness of the approval until the expiration of the tenancy period. When lessee receives any notice from the government regarding the usage of the units, or the obligation under this article, lessee should inform lessor immediately.

2.2	Take-over the leasing units: Lessee should take over the leasing units according to the steps and measures required by the lessor. Otherwise, the date of staring under the Contract should still be deemed as the date of take over, on the condition that there is no detriment to the lessor.

2.3	Inside Decoration: If lessee plans to decorate the leasing units, lessee should pay decoration deposit according to the management menu. The decoration should follow the relevant design plan which has been approved ahead by lessor in written form. Lessee should promise to decorate the units properly and adroitly and maintain its condition within the tenancy period. All the fees related should be on the lessee’s side. The beginning of the tenancy period and the charge of rent, management fee and other fees will not be affected by the delay of submitting the design plan. Without written approval from the lessor, lessee should not change the design plan. If lessee would like to make any change to the design plan, lessee should submit special deposit according to the management menu. To clarify:

(i)	The lessee’s obligation under this article to obtain approval from lessor for changing the design plan, should not exempt lessee’s obligation to obtain approval from relevant governmental department for this change.

(ii)	Lessor should not take responsibility for any loss resulted from lessee’s violation of any laws and regulations of the government.

2.4	Reparation: Lessee should maintain the fine condition of any inside non-structural parts of the leasing units, including floor, plaster, ceiling, fixtures, fittings and furniture set by the lessor. The fixtures include and are not limited to doors, windows, electric equipments, electric lines, pipelines.

2.5

Insurance and Damages: Within the tenancy period, lessee should take responsibility for all the detriment in and resulted from the leasing units, including fire, explosion, flood, smoke which occur in the leasing units. Lessee should also take responsibility for any loss resulted from negligent activities of lessee’s employees, delegates, contractors, authorized persons, visitors and customers. If lessor or third parties receive damages from the aforesaid incidents, lessee should also pay damage to lessor and third parties.

Lessor should buy public responsibility insurance from a reputable insurance company. The risk-coverage should include but not limit to the leasing units and any part of them, fire, explosion, flood, smoke which occur in the leasing units, any loss resulted from negligent activities of lessee’s employees, delegates, contractors, authorized persons, visitors and customers. The policy of insurance should not be changed, modified or limited without the written agreement of lessor. The coverage should include but not be limited to the following issues:

1.	Fire, explosion, smoke and flood

2.	Cross liability clause

3.	Agreement liability

4.	Responsibility of lessor

5.	Torts

6.	Transformation, extension and maintenance of the building

Lessee should submit relevant receipt or confirmation letter from insurance company to lessor before taking over the leasing units, in order to prove that lessee has bought the aforesaid insurance according to the Agreement. If the insurance period is shorter than the tenancy period, lessee should renew the insurance Agreement in time. Lessee should submit the copy of receipt of the renewed Agreement or confirmation letter to lessor for records.

2.6	The Replacement of Windows or Outside Glass Walls: Lessee should pay for lessor replacement fee of the windows or outside glass walls resulted from the activities of lessee’s employee, delegates, contractors, authorized persons, visitors and customers.

2.7	Entry of Lessor: Lessee should permit lessor or its authorized person to enter the leasing units on proper notice, to observe the maintenance of the premises, the fixtures and fittings of the building. When in emergency, or there is safety purpose for the building, lessor, its employees or delegates can enter the leasing units without prior notice. Lessee then should inform lessor all the security system and function implemented in the leasing units.

2.8	Notice of Reparation: Lessee should repair the leasing units within reasonable time after receiving the notice of lessor, if this reparation falls into Lessee’s liability according to the Agreement. If lessee fails to do so, lessor, its employee or delegates are entitled to enter into the premises and do the reparation without consent of lessee. All the expenses incurred should be borne by lessee.

2.9	Notice of Damage: Lessee should inform lessor within reasonable time of the damage to any person which is resulted from the leasing units, or any damage to the pipeline, electric line and other fixtures in written form.

2.10	Listing Board: Lessee should pay for the necessary expenses for appending, repair, changing or replacing the listing board of lessee, which is done by lessor.

2.11	Exhibition, Renting and Re-renting: With proper prior notice, lessee should permit following lessor or potential user of the premises to visit the leasing units 3 months before the expiry of the tenancy period.

2.12	Management Menu: Lessee should obey and implement the management menu stipulated by lessor.

2.13	Responsibilities for Other’s Fault: Lessee should take responsibility for the damage due to the fault of its employees, delegates, contractors, visitors and customers.

2.14	Return of the Leasing Units: When the tenancy of the leasing units is expired, lessee should return the leasing units to lessor in its original condition when the tenancy starts. The condition includes but not limited to following: open-type sprinkler system, smoke alarm, fan-coil system, constant temperature ovens, ceiling and other supplementary material (The numbers of the mentioned fixtures will be checked at the site of the leasing area. Lessee should be responsible for the shortage or damage of these fixtures). Lessee should also return other fixtures and fittings which are attached to the leasing units. The leasing units should be in the condition of complete, clean, well-maintained and capable for further renting (except normal wearing off from ordinary use). Lessee can not claim damage for further attachments made by lessee to the leasing units. Lessee should take responsibility for removing these attachments according to the requirement of lessor before the expiry of the tenancy. Lessee should take burden for the expenses of removing and transiting these attachments. If any damage to lessor happens in this process, lessee should make decent remedy for the damage. With proper payment from lessee to lessor, lessor or its delegates can make the recovery of the leasing units. Lessee should return all the keys related to the units to lessor, and allow lessor take off lessee’s name from the listing board and clean other scutcheons. If lessee fails to return the leasing units to lessor according to the stipulation of this article, lessee should pay late fee to lessor. The late fee per day counts on the basis of twice the sum of rent per day and management fee per day. If lessee leaves any articles, fixtures or fittings in the leasing units on the expiry day, or on the date when the Agreement is terminated in advance, it can be deemed that lessee has waived ownership over the aforesaid things. Lessor can dispose these things freely. Any proceeds raised from the disposal (if any) belong to the lessor. Any losses incurred by the disposal (if any) should be borne by lessee.

2.15	Electric Facilities, Pipeline and Plumbing Reparation: If any danger or unsafe situations happen, or on the reasonable requirement from public services companies, lessee should repair or change the electric facilities, pipelines and plumbing which are installed by them. Lessee should employ the appointed Contractor by lessor to undertake the reparation of fire system, meter room and main electric lines.

2.16	Cleaning and Cleaning contractor: Lessee should keep the cleanness of all the leasing units. If lessee has leased the whole floor, the scope of cleanness should include the lobby and lift waiting room.

2.17	Cleaning of Sewage: Lessee should pay lessor any fee spent on the cleaning of the sewage due to the fault of lessee or its employees, delegates, contractors, visitors and customers.

2.18	Bad Weather Prevention: Lessee should take all reasonable prevention to avoid or mitigate the damage resulted from bad weather. Lessee should insure that all doors and windows are locked when bad weather occurs.

2.19	Outside Doors and Windows: Lessee should close all the outside doors and windows. If lessee fails to do this, lessor is entitled to close any doors and windows in the leasing units.

2.20	Entry of Services Persons and the Use of Lifts: Within the time periods appointed by lessor, lessee can use the appointed entries and lifts for carrying goods.

2.21	Disposal of Garbage: Lessee should dispose all the garbage to the place appointed by lessor.

2.22	Commercial Activities: The commercial activities carried out by lessee should not infringe the reputation of the leasing building as a Grade A office building.

2.23	Penalty: Lessee should pay penalty to lessor for any litigation, damage, expenses and legal fee resulted from lessee’s breach of the Agreement.

Article 3: Lessor’s Obligation

Within the whole tenancy period, lessor should promise to lessee and agree on the following issues:

3.1	Free from Disturbance: On the premise that lessee pay the rents, management fees and other payments according to the stipulation of the Agreement duly, lessor should promise and agree that lessee can freely use the leasing units without disturbance from lessor or any other party. This disturbance does not include necessary reparation done by lessor, maintenance services done by real estate management persons and decoration done by other lessees.

3.2	Roof and Main Structure: Lessor should maintain the fine condition of the roof and main structure of the building.

3.3	Decoration: Lessor should decorate the public utilities where it deems as necessary.

3.4	Cleanness: Lessor should keep the cleanness and fine condition of all the public area, public washrooms and other public utilities.

3.5	Public Utilities: Lessor should keep the fine condition of lifts, elevators, fire prevention and security equipment within the building.

3.6	Listing Board: Lessor should provide listing board at appropriate places in the lobby and on each floor. Lessee can list name on listing board using appointed fonts by lessor.

3.7	Air-conditioning: Lessor should provide air-conditioning to leasing units from 7:30 am to 20:00 pm, Monday to Friday (except public holidays). Air-conditioning will not be provided on Saturday, Sunday and public holidays. If lessee needs air-conditioning services, lessee can send notice to lessor in advance. Lessee should undertake the extra fee for the services.

3.8	Transference: If lessor would like to transfer the leasing units to the third party during the leasing period, lessor should inform lessee in written form 30 days in advance. Lessee has the preemptive right to buy the leasing units upon same conditions. Lessor should guarantee the ordinary usage of the leasing units when there is transference of the ownership of the leasing units or disputes involving third party over the rights on the leasing units during tenancy period.

Article 4: Limitation and Prohibition

4.1	Fixing and Changing: Without written permission from the lessor (the lessor shall not withhold the permission without justifiable reasons), lessee should not establish, fix or change any part of the leasing units, or allow or permit others to equip any fixture, fitting, electricity power equipments, pipeline, plumbing to the leasing units. Lessor is entitled to regulate on the weight of security box and other heavy fixtures and the way to fix them. With the approval from lessor to do the aforesaid fixing or changing, lessee and its employee, delegates, contractor, and workers should cooperate with the counterparts from the lessor and other lessees. When the aforesaid project is in process, lessee, its employee, Contractors and workers should also obey the direction and instruction from lessor and its delegates.

4.2	Qualification for Opening Business: Unless lessee obtains the ratification from authorized governmental department for completion of project/certificate of approval, and lessee submits copies of such ratification to lessor for records, lessee can not open business using the leasing units and lessor is entitled to refuse to provide necessary services to lessee including electricity and air-conditioning.

4.3	Signs: Lessee should not put or allow others to put signs, decoration, advertising boards in or out of the leasing units which can be seen from the outside of the building. Lessor is entitled to remove them and all the expenses incurred by should be borne by lessee. Except that:

(i)	Lessee is entitled to illustrate its name in English and Chinese in the lobby/relevant floor of the building, using letters/fonts appointed by the lessor. The fixing and changing of these signs should be done by lessor. All the expenses incurred should be borne by lessee.

(ii)	Lessee is entitled to list its name on the door of lessee. All the expenses incurred should be borne by lessee.

Except (i) and (ii), lessee should not put or allow others to make any change to the leasing units or the appearance of the leasing building.

4.4	Usage: Lessee should not use or allow others to use the leasing units in any way other than Lessee’ office.

4.5	Illegal and Immoral Usage: Lessee should not use or allow others to use the leasing units for any illegal, immoral, or inappropriate activities.

4.6	Prohibition on Canvass for Business: Lessee should not allow any delegates or employee to canvass for business or distribute outlets inside or around the building.

4.7	Auction and Exhibition: Lessee should not allow any auction, exhibition or similar ways of selling held inside the leasing units.

4.8	Residential Purpose: Lessee should not use the leasing units or any part of the building for residential purpose.

4.9	Manufacture or Storage of Goods: Lessee should not use the leasing units for manufacturing or storage of goods except small amount of samples for business purpose.

4.10	Explosive and Other Dangerous materials: Lessee should not store or allow others to store weapons, ammunition, gunpowder and other explosive or dangerous material inside the leasing units. Within the tenancy period, lessee should not use or allow others to use the leasing units for any purposes which will incur penalty, fine or criminal accountability to the lessor.

4.11	Blockage of Channels: Lessee should not block or allow others to block the entrance, plants, lobby, lifts and other public utilities by using any box, package, garbage and other obstacles. When lessor deems appropriate, lessor is entitled to remove these obstacles without notice in advance to the lessee. Lessor shall not take any responsibility for the removal. All the expenses incurred should be borne by lessee.

4.12	Articles in Public Area: Without obtaining written permission from lessor in advance, lessee should not fix any electric lines, cables or other articles in the public areas including but not limiting to any entrance, plants, lobby, and channels.

4.13	Sublease of the leasing Agreement: Without obtaining written permission from lessor, lessee should not sublease or grant the tenancy of the leasing units to third party. Lessee should not allow other parties to occupy or use the leasing units, no matter the third party pays rent or not. But Lessee’s parent company or affiliated company which the lessee has more than 30% of shares / profit and risk can use the leasing units. In this case, Lessor, lessee and the aforesaid companies should enter into new leasing Agreement on the leasing units.

4.14	Violation of Insurance Policy: Lessee should not do or allow others to do any activities which will void the insurance policy, or incur more insurance fee on the leasing units. Lessor is entitled to require lessee pay for the increased insurance fee thus incurred. The aforesaid entitlement of the lessor will not affect other rights of the lessor under the Agreement. Lessee should provide necessary assistance when insurance company requires relevant documents.

4.15	Air-conditioning: Lessee should not install other air-conditioning machine other than the air-conditioning facilities provided by lessor.

4.16	Parking: Lessee should not park or allow its employees, delegates, customers or visitors to park the cars in the parking port, drive way, entrance, or other appointed loading area, except for parking in accordance with the Management Menu as stipulated in article 9 of the Agreement.

4.17	Usage of the Name of the Leasing Building: Without written permission from lessor, Lessee should not use or allow others to use the name, sign or any part of the leasing building for its own business purpose. Lessee should not use or allow others to use the whole or part of the name or sign of the leasing building or the leasing units in any picture or image, except for the purpose of illustrating the location of Lessee.

4.18	Damage to Walls and Ceiling: Without the written permission of lessor, lessee should not damage the doors, windows, walls, floors, pipelines, sanitary system or other structural parts of the leasing units with screws, nails or things similar.

4.19	Damage in the Public Utilities: Lessee should not do any damage to the public utilities which include but not limited to the decoration, elevators, lifts, trees and other plants around.

4.20	Disturbance: Lessee should not disturb or allow others to disturb the lessor, or other lessees in the building.

4.21	Noise: Lessee should not make or allow others to make any intolerable noise or any music, sound which can be heard from outside of the leasing units.

4.22	Sanitary Facilities: Lessee should not use or allow its employees, delegates, contractors or visitors to use the sanitary facilities of the building other than the usage designated. Nor should any material which does not fit with the usage be thrown into the sanitary facilities.

Any expenses incurred should be borne by lessee.

4.23	Animals, Pets and Pest: Lessee should not raise or allow its employees, delegates, contractors or visitors to raise animals or pets in the leasing units. Lessee should take responsibility to prevent pest incurred by spreading in the building.

4.24	Food and Related Smells: Lessee should not cook or prepare food inside the leasing units. Nor should lessee produce or allow others to produce unpleasant smells inside the leasing units.

4.25	Antennae: Lessee should not install any antennae on the roof of the building, on the wall or ceiling of the leasing units, or on the wall of the leasing building. Lessee should not remove or replace the public antennae installed by lessor (if there is any).

Article 5: Exceptions

Unless incurred by the fault of lessor, its employee and its delegates, lessor should not take any responsibility for lessee or others on the following issues:

5.1	Lifts, Elevators, Air-conditioning and other facilities: damage to lessee, the occupiers and any other users due to defects or malfunction of the lifts, elevators, air-conditioning and other facilities of the building; or

5.2	Supplying of Electricity and Water: Damage to lessee, the occupiers and any other users due to the malfunction of the lifts, elevators, air-conditioning and other facilities of the building

5.3	Fire, Flood and Other Pest: Damage to lessee, the occupiers and any other users due to the fire, smoke, smell, rain, flood, storm, or any pests inside the building

5.4	Security: The security personnel and facilities provided by lessor or the real estate management does not constitute lessor’s the security responsibility to lessee. Lessee should take all responsibility for the leasing units and the articles inside

5.5	Violation of the Management Menu: Damage to lessee, the occupiers and any other users due to the violation of Management Menu as stipulated in Article 9 of the Agreement.

No matter under what condition, lessee should not deduct or stop paying rents and management fee under this Agreement.

Article 6: Reduction of Rents

If the leasing units can not be used because of fire, bad weather, force majeure or other reason which can not be directly or indirectly attributed to the fault or action of lessee, the rent can be temporarily reduced or exempted according to the damage degree until the leasing units has been repaired. Lessor has no obligation to repair the leasing units if lessor deems the reparation is economically unefficient, or not practicable. Either party can terminate the leasing Agreement when the leasing units are completely damaged, or near completely damaged, and the reparation has not been finished 6 months after the damage. The termination does not affect any party’s rights under the Agreement for compensation, nor lessor’s right to obtain rents, management fee due before the termination of leasing Agreement.

Article 7: Breach of Agreement

The parties further agree to clarify the following issues:

7.1	Breach of Agreement: On the premise of no prejudice to Article 8.1 in this Agreement, if (i) Lessee has not paid rents, management fee and/or any other payments under this Agreement 14 days after they are mature (no matter lessee has been noticed or not); or (ii) Lessee has breached any agreement under this Agreement; or (iii) any asserts of lessee has been sealed up or confiscated by the Court or any authorized governmental department; (iv) or lessee files for liquidation or bankruptcy; or (v) lessee is declared bankrupt; or (vi) when lessee is unable to repay any debts in other conditions, or lessee reaches agreement with its creditor on restructuring of debts, or the leasing units are executed by the Court, lessor is entitled to cut the electricity power, air-conditioning, water, telephone, internet and/or other services by notice 3 days beforehand. If the aforesaid conditions have not mitigated 7 days after lessor has sent the notice to lessee, lessor is entitled to the following remedy:

(i)	Enter into the leasing units or any part of it, in order to take back the leasing units.

(ii)	Terminate the Agreement without prejudice to lessor’s litigation right on any unsettled dispute with lessee on breach of the Agreement.

(iii)	Confiscate deposits without prejudice to lessor’s right for claiming for extra damage under Article 8.

(iv)	Take legal action to correct any breach of Agreement when lessor deems necessary.

Lessee should pay for relevant costs incurred by cutting and restoring of electricity, air-conditioning, water, telephone, internet, and/or other services. Lessor is entitled to claim to lessee for these costs as creditor. Lessor can also choose to offset these costs from the deposit submitted by lessee.

7.2	Exercise of Rights: The action of lessor to send written notice to lessee to terminate the leasing Agreement and withdraw the leasing units should be deemed that lessor has fully exercised its right to terminate the Agreement. Upon the sending of the written notice, the leasing units should be deemed as taken over by lessor. Thus lessee has no right to stay in the leasing units. And lessor is entitled to dispose the leasing units and the articles inside freely without taking any responsibility to lessee.

7.3	Receive Rents and Management Fees: The action of lessor to accept rents and/or management fee and/or other fees should not be deemed as lessor waiving its litigation right against lessee on lessee’s breach of the Agreement.

7.4	Payment Order: If the rents of the leasing units have not been paid in the way stipulated in this Agreement, lessor is entitled to apply to relevant Court for payment order. All the cost incurred should be borne by lessee.

7.5	Late Fee: Without prejudice to lessor’s remedy right, if lessee fails to pay the rents, management fee and other fees under this Agreement, the late fee should be charged on the basis of 0.1% of all the delayed payments per day. The fee will be charged from the date when the payments are mature to the date when lessee actually pays these payments.

7.6	Promise: Lessee promises not to terminate the Agreement before it expires unless there is force majeure or serious breach of Agreement by the lessor. If the Agreement is terminated or is impossible to perform due to lessee’s fault, lessor is entitled to confiscate the deposit money and require lessee to pay the rents and other fees which is due on the original terminating date.

Article 8: Deposit

8.1	Deposit: Upon signing the leasing Agreement, lessee should submit to lessor a specific sum of money as deposit money, according to the requirement under the Schedule of the Agreement, to ensure lessee will obey its rights and obligations under the Agreement. The deposit will be kept by lessor within the whole tenancy period. No interest shall be charged on the deposit. If lessee breaches any obligation under the Agreement, lessor is entitled to terminate the leasing Agreement, confiscate the deposit, and claim for the damages thus incurred. Lessor is also entitled to be compensated for any default of the lessee under the Agreement by offset relevant money from the deposit, no matter notice in advance or not. If lessee would like to renew the leasing Agreement, it should first make up for any deducted deposit money in 7 days sine lessee receives lessor’s writing notice. If lessee fails to do that, lessor can refuse the renewing requirement.

8.2	Return of the Deposit: unless the deposit is confiscated or deducted as stipulated aforesaid, Lessor should return the deposit to lessee 30 days after the following conditions happen: (a) the tenancy period is terminated, or the Agreement is rescinded before the date of expiry under the stipulation of the Agreement, and lessee has returned the leasing units to lessor according to Article 2.14; (b) lessee has fulfilled its obligation to pay for the compensation to lessor for breach of Agreement; (c) lessee has paid all bills which includes but not limited to telephone bill, electric bill, telecommunication bill. Lessor should return all the deposit money with out interest to lessee if it has not been deducted, distrained by lessor under the Agreement.

Article 9: Management Menu

9.1	Drafting of Management Menu: To maintain Oriental Plaza as a Grade A office building and to obey the rules and regulations issued by the government, lessor is entitled to modify, revoke the Management Menu on issues relating to the usage, decoration of the parking place and the management, operation and maintenance of the building with written notice to lessee when it deems necessary.

9.2	Conflict: The Management Menu is only supplementary agreement to this leasing Agreement. If there are conflict stipulation within the leasing Agreement and the Management Menu, the leasing Agreement should prevail.

Article 10: Construction and Miscellaneous

10.1	Title and Index: The title and index serves as direction to this Agreement and only for reference. They do not constitute parts of this Agreement. They will not affect or limit the construction or explanation of the Agreement.

10.2	Tolerance of Lessor Does Not Mean Waiving the Right: The forgiveness or tolerance of lessor towards lessee’s default according to the obligation of the Agreement does not constitute lessor’s waiving of its own rights. The forgiveness or tolerance will not affect lessor’s right for compensation and remedy under the Agreement. Unless lessor waives its right in written form, any other action or negligence of lessor in exercising its right for remedy does not mean lessor has waived its right. When lessor waives its right, the scope and effectiveness of such waiving should be limited to specific issues unless the written form otherwise stipulates.

10.3	Lessor’s Right towards the Public area: Lessor retains the right to remove, reset or modify any part of the public area or public facilities. Lessor should not be responsible for any change in the channels or any other facilities to lessee. Lessor’s exercising of this right should not affect lessee’s right to use the leasing units.

10.4	Service of Notice: Any notice which shall be sent to Lessee should bear the lessee’s name, address with post fee prepaid. It may be served by post or by person to the leasing units or the last business address or residential address as having been informed by lessor. Any of the service to the aforesaid addresses should be deemed as fully served. Any notice which shall be sent to Lessor should bear the lessor’s name, address with postage prepaid. It may be served by post or by person to lessor’s address as listed in this agreement, or any other address according to the appointment of lessor. Any of the service to the aforesaid addresses should be deemed as fully served.

10.5	Exclusion of Other Promises: This leasing Agreement is the only agreement between the Agreement parties. The parties have not achieved any other agreement concerning lessor, lessee, leasing building or leasing units. Any claim for such agreement out of the stipulation of the Agreement should be deemed as void.

10.6	Name of the Building: Lessor retains the right to rename the building or the development project when it deems necessary. If such change happens, lessor should not take responsibility to lessee for any damage. Lessor should inform lessee and relevant governmental department 3 months before the change takes place.

10.7

Business License: Lessee should submit business license, registration certificate to lessor before signing the leasing Agreement. If lessee is a company, lessee should provide its company chart to lessor for records. Lessee should insure that it is competent and qualified to enter in such a leasing Agreement. The person representing lessee to sign the Agreement should be accordingly authorized the right to do so.

10.8	Condition of the Leasing Units: The leasing units shall be delivered to lessee in the present condition by lessor. Lessee shall take over the leasing units in the way stipulated by this contract.

10.9	Fees and Expenses: If otherwise stipulated by the laws and regulations of People’s Republic of China, the stamp tax and other fees and expenses under this contract should be evenly divided between lessor and lessee. The parties should bear the legal fees (if there are) respectively.

10.10	Applicable Law and Jurisdiction: This leasing contract is subject to the jurisdiction of the court of People’s Republic of China. The applicable law shall be the law of People’s Republic of China. After failing in negotiation, any party to this leasing contract can submit the dispute to the court in Beijing which has jurisdiction.

10.11	Signature and Language: This leasing contract is made in four original copies in Chinese for signature. If lessor offers English translation edition to lessee, the English translation edition is just for reference. Lessor does not insure that the content and wording of the English version is exactly the same as that of the Chinese version. If any dispute arising from the two versions of the contract, the Chinese version shall prevail.

Appendix Two: Special Terms

Unless otherwise manifestly agreed on, if there is any difference between General Terms and Special Terms, the Special Terms should prevail.

1.	Rent-free Tenancy Period: On the premise of lessee’s due performance of the contract, lessor agrees to grant lessee the following rent-free tenancy periods:

•	March 1, 2007 to March 31, 2007 (including March 1 and March 31)

•	September 1, 2007 to September 30, 2007 (including September 1 and September 30)

•	March 1, 2008 to March 31, 2008 (including March 1 and March 31)

•	June 1, 2008 to June 30, 2007 (including June 1 and June 30)

•	September 1, 2008 to September 30, 2008 (including September 1 and September 30)

•	March 1, 2009 to March 31, 2009 (including March 1 and March 31)

•	September 1, 2009 to September 30, 2009 (including September 1 and September 30)

Lessee should duly pay the rents, management fee and other relevant fees under the contract to lessor. If the contract is prematurely terminated due to the default of lessee, lessor is entitled to cancel the aforesaid rent-free tenancy period and require the rents which should be duly charged within these periods.

2.	Right to Renew the Contract: When the tenancy period is terminated, lessee is entitled to renew the leasing contract for another 3 years according to the stipulation of the contract.

2.1	If lessee would like to exercise the right to renew the contract, lessee should inform lessor this intent in written form at least 6 months before the termination. If lessee has fully performed its obligation under this contract, lessor and lessee can enter into a new contract about the leasing of these units on the expiry date. The new contract can introduce the terms and articles of this leasing contract. But the stipulations on the right to renew the contract, rent-free tenancy period and decoration period (if any) should not apply. The two parties should sign a new contract on the leasing units. Lessee should submit extra money as deposit to the new contract to maintain the ratio between the deposit and the sum of rent and management fee as stipulated in the contract. If lessee has not exercised the right to renew the contract, the contract shall be terminated on the expiry date. Lessee should return the empty leasing units to lessor in the way stipulated in this contract.

2.2	The rent for the new tenancy period (excluding management fee) shall be decided in the following way:

(i)	Lessor and lessee should negotiate on the new rent according to the market rents of similar office buildings in Beijing at that time.

(ii)	If lessor and lessee fail to agree on the rent for the new tenancy period within 3 months after lessee informs lessor the intent to renew the contract in written form, the two parties should appoint an experienced rating and valuation adviser on Beijing tenements to set a fair rental price of these leasing units. The rating and valuation adviser shall serve as arbitrator to the two parties. The adviser shall set the rental price according to his knowledge of the leasing units’ contemporary value in the tenement market and on the basis of the following hypothesis. The adviser shall not consider the ignorable issues listed below.

(I)	“Hypothesis” means the situations which occur on the date of setting the new rental price, including:

(a)	The leasing units have been decorated and fixed in the condition ready for rent. Lessee or its predecessor has not done any project which reduces the tenement value of the leasing units. If any damage has done to the leasing units, the leasing units should be repaired to its original stage.

(b)	The leasing units can be leased to any other lessee in the condition ready for rent. The tenancy period equals the aforesaid new tenancy period.

(c)	Lessee has fully observed and performed its rights and obligations under this contract.

(II)	“Ignorable issues” means:

(a)	The fact that lessee has already occupied the leasing units;

(b)	The business reputation which might be brought by lessee to the leasing building; and

(c)	Any permitted improvement project which might add value to the leasing units within the pre-occupy period or the tenancy period by the lessee or its predecessor

(iii)	Unless otherwise agreed upon by lessor and lessee, the advisor should set the rental price and inform lessor and lessee in written form before the termination of the tenancy period. The decision of the adviser should be final and is binding on lessor and lessee.